VIEW SYSTEMS, INC.

June 2, 2009

Mr. Robert S. Littlepage
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          View Systems, Inc.
Item 4.01 Form 8-K
Filed April 11, 2012
File No. 0-30178

Dear Mr. Littlepage:

Thank you for your comment letter dated April 13, 2012.  The following are View Systems, Inc.’s (the “Company,” “we”, or “our”) responses to your comments.  We are filing Form 8-K/A at the same time that this letter is being filed.

Our response below reflects the changes made in the amendment to comply with Staff’s comment letter.

Form 8-K
Item 4.01

Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Please revise your Form 8-K to include this statement and a description of the going concern opinion contained in the accountant’s report of the fiscal years ended December 31, 2010 and 2009 as disclosed in your Form 10-
K.

Response:

We have revised Item 4.01(a) as follows:

(ii) Robert L. White & Associates, Inc.’s accountant’s report on the financial statements for the years ended December 31, 2009 and 2010 did not contain an adverse opinion or a disclaimer of opinion, nor were its reports qualified or modified as to uncertainty, audit scope, or accounting principles, but with the exception that, in its reports on the Company’s financial statements for the years ended December 31, 2009 and December 31, 2010, Robert L. White & Associates, Inc. reported that the Company’s financial statements have been prepared assuming that the Company will continue as a going concern.  As the certifying accountant’s opinion pertained to the years ended December 31, 2009 and 2010, the reason for this opinion was that the Company has an accumulated deficit of $22,837,787 at December 31, 2010. Additionally, for the year ended December 31, 2010, the Company had a net loss of $513,353. In the opinion of Robert L. White & Associates, Inc., these conditions raise substantial doubt about the Company’s ability to continue as a going concern.

We also have furnished an updated letter from our former accountant addressing our amended Form 8-K as an exhibit to the amendment.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s Gunther Than
Gunther Than
President